Filed pursuant to Rule 424(b)(3)
Registration File No. 333-163411

WELLS CORE OFFICE INCOME REIT, INC.

SUPPLEMENT NO. 13 DATED APRIL 13, 2012

TO THE PROSPECTUS DATED AUGUST 10, 2011

This document supplements, and should be read in conjunction with, our prospectus dated August 10, 2011 relating to our offering of 230,000,000 shares of common stock. Supplement No. 13 supersedes and replaces all prior supplements to the prospectus. Unless otherwise defined in this Supplement No. 13, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose, among other things, the following:

•

operating information, including the status of the offering, portfolio data, selected financial data, distribution information, dilution information, information about our share redemption program, and compensation to our advisor, our dealer manager and their affiliates;

•	an update to the cover page risk factors;
•	an update to the risk factors in the Prospectus Summary section of our prospectus;
•	an update to the risks related to an investment in our shares;
•	an update to the risks related to this offering and our corporate structure;
•	an update to our federal income tax risks;
•	an update to our retirement plan risks;
•	an update to the directors and executive officers of our advisor;
•	an update regarding our dealer manager;
•	an update to our affiliated companies;
•	limitations on the consideration to be paid in a possible internalization transaction;
•	updates to the “Prior Performance Summary” section of our prospectus;
•	the amendment of our share redemption program;
•	an update to the compensation paid to our dealer manager on shares sold to mutual funds;
•	the breaking of escrow in Pennsylvania;
•	experts information;
•	information incorporated by reference; and
•	updated prior performance tables for the year ended December 31, 2011.

OPERATING INFORMATION

Status of the Offering

We commenced this initial public offering on June 10, 2010, pursuant to which we are offering up to 200,000,000 shares of our common stock in a primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our distribution reinvestment plan at the higher of $23.75 or 95% of the estimated value of a share of our common stock. As of April 4, 2012, we had raised aggregate gross offering proceeds of approximately $284.3 million from the sale of approximately 11.4 million shares in this offering, including shares sold under our distribution reinvestment plan. As of April 4, 2012, approximately 188.8 million shares of our common stock remain available for sale in our primary offering, and approximately 29.8 million shares of our common stock remain available for issuance under our distribution reinvestment plan.

On January 26, 2012, our board of directors approved an extension of the termination date of this public offering from June 10, 2012 to June 10, 2013. Accordingly, all references to the termination of this offering are revised to state that this offering will terminate on June 10, 2013, unless further extended. If we continue our primary offering beyond June 10, 2013, we will provide that information in a prospectus supplement. We may continue to offer shares under our distribution reinvestment plan beyond the conclusion of the primary offering until we have sold 30,000,000 shares of common stock through the reinvestment of distributions. We may terminate this offering at any time.

Real Estate Investment Summary

Real Estate Portfolio

As of April 4, 2012, we owned interests in nine real estate properties acquired from third parties unaffiliated with us or our advisor. The following is a summary of our real estate properties as of April 4, 2012:

Property Name	Location	Property Type	Date Acquired	Purchase Price (1)	Approximate Rentable Square Footage	Approximate Annualized Base Rent (2)	Approximate Annualized Base Rent per Square Foot (2)	Average Remaining Lease Term in Years (3)	Approximate % Leased
Royal Ridge V Building	Irving, Texas	Office Building	10/7/10	$18.1 million	119,600	$2.3 million	$18.87	8 years(4)	100%(5)
333 East Lake Street Building	Bloomingdale, Illinois	Office Building	11/19/10	$11.7 million	71,100	$1.2 million	$16.32	7 years	100%(6)
Westway One Building	Houston, Texas	Office Building	1/27/11	$31.0 million	144,000	$2.6 million	$17.88	5 years	100%(7)
Duke Bridges I & II Buildings	Frisco, Texas	Office Building	5/12/11	$49.0 million	284,200	$5.7 million	$19.93	5 years(8)	100%(9)
Miramar Centre II Building	Miramar, Florida	Office Building	5/27/11	$20.9 million	96,400	$1.7 million	$17.50	6 years	100%(10)
7601 Technology Way Building	Denver, Colorado	Office Building	6/27/11	$41.5 million	182,900	$4.4 million	$24.12	5 years	100%(11)
Westway II Building	Houston, Texas	Office Building	9/28/11	$70.3 million	242,400	$4.8 million	$22.10	8 years	100%(12)
Franklin Center Building	Columbia, Maryland	Office Building	12/28/11	$65.0 million	200,600	$5.6 million	$27.81	7 years(13)	100%(14)
South Lake Building	Herndon, Virginia	Office Building	3/22/12	$91.1 million	268,200	$8.7 million	$32.39	7 years(15)	100%(16)

(1)	The purchase price is exclusive of closing costs and net of adjustments.
(2)

Annualized base rent and annualized base rent per square foot are calculated by annualizing the current, in-place monthly base rent for leases adjusted for any tenant concessions, such as free rent, exclusive of tenant reimbursements.

(3)	Average remaining lease term does not include any extension options that may be exercised by a building’s tenants.
(4)

In February 2015, the sole tenant of the Royal Ridge V Building has a one-time right to terminate its lease with respect to specified parts of the first and second floors (representing approximately 65% of its lease).

(5)	The Royal Ridge V Building is 100% leased to a single tenant, JPMorgan Chase Bank, N.A.
(6)	The 333 East Lake Street Building is 100% leased to two tenants, including Bridgestone Retail Operations, LLC.
(7)	The Westway One Building is 100% leased to four tenants, including NATCO Group, Inc.
(8)

In April 2014, the majority tenant of the Duke Bridges I & II Buildings, T-Mobile West Corporation, has a one-time right to terminate its lease at Duke Bridges I upon payment of a $5.9 million termination fee. In February 2014, T-Mobile West Corporation has a one-time right to terminate its lease at Duke Bridges II upon payment of a $5.8 million termination fee.

(9)	The Duke Bridges I & II Buildings are 100% leased to two tenants, including T-Mobile West Corporation.
(10)	The Miramar Centre II Building is 100% leased to a single tenant, Humana Medical Plan, Inc.
(11)	The 7601 Technology Way Building is 100% leased to a single tenant, Jackson National Life Insurance Company.
(12)	The Westway II Building is 100% leased to four tenants, including GE Oil & Gas, Inc.
(13)

The majority tenant of the Franklin Center Building, SAIC, Inc., has two one-time rights to give back one full floor by providing nine months notice and paying a contraction penalty determined by the floor vacated. The first contraction option date is December 31, 2014 and requires a penalty ranging from $0.7 million to $1.0 million. The second contraction option date is December 31, 2017 and requires a penalty ranging from $0.3 million to $0.4 million.

(14)	The Franklin Center Building is 100% leased to two tenants, including SAIC, Inc.

(15)

The majority tenant of the South Lake Building, Time Warner Cable, Inc., has a one-time right any time between July 2016 and July 2017 to terminate a portion of its lease as to any one or more full floors by providing twelve months written notice and paying a fee equal to the unamortized leasing costs amortized with an 8% interest rate. If Time Warner Cable, Inc. terminates greater than 50% of its then leased space, it shall be required to pay an additional fee equal to two months of the then-escalated rent, prorated for the amount of space terminated. If Time Warner Cable, Inc. vacates the entire premises in July 2016 or July 2017, total termination fees would be approximately $11.2 million or $8.3 million, respectively.

(16)	The South Lake Building is 100% leased to two tenants, including Time Warner Cable, Inc.

We believe that our real estate properties are suitable for their intended purposes and adequately covered by insurance. We do not intend to make significant renovations or improvements to our properties.

Significant Tenants and Lease Expirations

The following table sets forth information regarding the five tenants occupying ten percent or more of the aggregate rentable square footage at our nine office properties, as of April 4, 2012:

Tenant Name	Tenant Industry	Approximate Annualized Base Rental Income(1)		% of Total Portfolio Annualized Rental Income	Approximate Rental Square Footage		% of Total Portfolio Square Footage	Lease Expiration
Time Warner Cable, Inc.	Communications	$8.7 million		24%	266,899		17%	7/2019	(2)
SAIC, Inc.	Science and Technology	$5.5 million		15%	198,634		12%	7/2019	(3)
T-Mobile West Corporation	Wireless Communications	$5.1 million		14%	256,772		16%	4/2017	(4)
Jackson National Life Insurance Company	Insurance	$4.4 million		12%	182,875		11%	3/2017	(5)
GE Oil & Gas, Inc.	Oil and Gas Processing	$4.2 million	(6)	11%	184,966	(6)	11%	12/2022	(7)

(1)

Annualized Base Rental Income represents contractual base rental income, exclusive of tenant reimbursements, without consideration of tenant contraction or termination rights. Tenant reimbursements generally include payment of real estate taxes, operating expenses, and common area maintenance and utility charges.

(2)

Time Warner Cable, Inc. has the right to extend the term of its lease for two additional five-year renewal periods at 100% of the then-current market rate. Time Warner Cable, Inc. also has a one-time right any time between July 2016 and July 2017 to terminate a portion of its lease as to any one or more full floors by providing twelve months written notice and paying a fee equal to the unamortized leasing costs amortized with an 8% interest rate. If Time Warner Cable, Inc. terminates greater than 50% of its then leased space, it shall be required to pay an additional fee equal to two months of the then-escalated rent, prorated for the amount of space terminated. If Time Warner Cable, Inc. vacates the entire premises in July 2016 or July 2017, total termination fees would be approximately $11.2 million or $8.3 million, respectively.

(3)

SAIC, Inc. has the right to extend the term of its lease for three additional five-year renewal periods at 100% of the then-current market rate. In December 2014 and December 2017, SAIC, Inc., has two one-time rights to give back one full floor by providing nine months notice and paying a contraction penalty determined by the floor vacated. The first contraction option date is December 31, 2014 and requires a penalty ranging from $0.7 million to $1.0 million. The second contraction option date is December 31, 2017 and requires a penalty ranging from $0.3 million to $0.4 million.

(4)

T-Mobile West Corporation has the right to extend the term of its lease for one additional five-year renewal period at the then-current market rate. In April 2014, T-Mobile West Corporation has a one-time right to terminate its lease at Duke Bridges I upon payment of a $5.9 million termination fee. In February 2014, T-Mobile West Corporation has a one-time right to terminate its lease at Duke Bridges II upon payment of a $5.8 million termination fee.

(5)	Jackson National Life Insurance Company has the right to extend the term of its lease for two additional five-year renewal periods at 95% of the then-current market rate.
(6)	Includes base rental income for a lease of approximately 25,000 square feet that commences January 1, 2013.
(7)

GE Oil & Gas has three separate leases with staggered expirations on January 31, 2019, September 30, 2021 and December 31, 2022. GE Oil & Gas has the right to extend the term of all of its leases for either (i) one additional ten-year renewal period or (ii) two additional five-year renewal periods, at the then-current market rate.

No material tenant credit issues have been identified at this time. As of April 4, 2012, we had no tenants with significant rent balances outstanding over 90 days.

The following table lists, on an aggregate basis, all of the scheduled lease expirations after April 4, 2012 over each of the years ending December 31, 2012 and thereafter for our nine office properties. The table shows the approximate rentable square feet and annualized base rent represented by the applicable lease expirations:

Year	Number of Expiring Leases	Annualized Base Rent(1)	% of Annualized Base Rent	Leased Rentable Square Feet Expiring	% of Rentable Square Feet Expiring
2012	0	$—	— %	—	— %
2013	2	$154,187	0%	9,662	1%
2014	0	$—	— %	—	— %
2015	1	$436,386	1%	23,678	1%
2016	1	$294,067	1%	15,316	1%
2017	5	$12,470,332	30%	563,467	35%
2018	3	$3,635,690	8%	172,653	10%
2019	6	$20,947,332	50%	644,926	40%
2020	2	$2,387,402	6%	121,570	8%
2021	2	$844,353	2%	32,131	2%
Thereafter	2	$695,214	2%	25,896	2%

(1)

Annualized base rent represents contractual base rental income, exclusive of tenant reimbursements, without consideration of tenant contraction or termination rights. Tenant reimbursements generally include payment of real estate taxes, operating expenses, and common area maintenance and utility charges.

Recent Acquisitions

On March 22, 2012, we purchased the South Lake Building, a ten-story office building containing approximately 268,200 square feet, for approximately $91.1 million, exclusive of adjustments and closing costs. The purchase of the South Lake Building was funded with proceeds from our $300.0 million secured revolving credit facility and proceeds raised from this offering. The South Lake Building was built in 2008 and is located on approximately 7.5 acres of land in Herndon, Virginia. The South Lake Building was purchased from Brandywine Acquisition Partners, LP, which is not affiliated with us, our advisor, or an affiliate of our advisor. The purchase price for the South Lake Building is less than the estimated replacement cost.

The South Lake Building is currently 100% leased to two tenants and is anchored by Time Warner Cable, Inc. (“TWC”), which leases approximately 99.5% of the building. TWC is the second-largest multi-service cable operator in the United States, providing three primary services over its broadband cable systems: video, high-speed data, and voice services. TWC utilizes the South Lake Building to provide engineering support to its operations.

The current aggregate annual base rent is approximately $8.7 million. The current weighted-average rental rate over the lease term is approximately $34.39 per square foot. The current weighted-average remaining lease term is approximately seven years. TWC’s lease expires in July 2019, but it has the right to extend the term of its lease for two additional five-year renewal periods at 100% of the then-current market rate. TWC also has a one-time right any time between July 2016 and July 2017 to terminate a portion of its lease as to any one or more full floors by providing twelve months written notice and paying a fee equal to the unamortized leasing costs amortized with an 8% interest rate. If TWC terminates greater than 50% of its then leased space, it shall be required to pay an additional fee equal to two months of the then-escalated rent, prorated for the amount of space terminated. If TWC vacates the entire premises in July 2016 or July 2017, total termination fees would be approximately $11.2 million or $8.3 million, respectively.

Yield on Real Estate Investments

The weighted-average year-one yield of real estate properties we have acquired during the 12 months ending April 4, 2012 is approximately 7.65%. The year-one yield is equal to the estimated first-year net operating income of the property divided by the purchase price of the property, excluding closing costs and acquisition fees. Estimated first-year net operating income on our real estate investments is total estimated gross income (rental income, tenant reimbursements, parking income and other property-related income) derived from the terms of in-place leases at the time we acquire the property, less property and related expenses (property operating and maintenance expenses, management fees, property insurance and real estate taxes) based on the operating history of the property. Estimated first-year net operating income excludes other non-property income and expenses, interest expense from financings, depreciation and amortization and our company-level general and administrative expenses. Historical operating income for these properties is not necessarily indicative of future operating results.

Outstanding Debt Obligations

As of April 4, 2012, our debt-to-real-estate-asset ratio, or the ratio of total debt to cost basis of real estate assets prior to deducting depreciation and amortization, was approximately 41%. The following is a summary of our outstanding debt obligations as of April 4, 2012:

Property and Related Loan	Date Entered Into	Outstanding Principal Balance	Interest Rate	Loan Type	Payments	Maturity Date	% of Total Indebtedness
Royal Ridge V Mortgage Loan	October 7, 2010	$10.9 million	LIBOR plus 3.0%(1)	First mortgage loan	Monthly interest only payments through November 1, 2011, followed by principal and interest payments(2)	November 1, 2012	6.6%

Amended Regions Credit Facility(3)	June 29, 2011(4)	$130.0 million(5)	LIBOR plus the applicable LIBOR margin or the greater of (a) the lender’s prime rate, (b) the Federal Funds Effective Rate plus 0.5%, or (c) LIBOR plus 1.0%, plus the applicable base margin(6)	Secured revolving credit facility	Interest only payments	November 19, 2013(7)	78.4%

Technology Way Loan	June 27, 2011	$24.9 million	LIBOR plus 2.0% or 1.0% plus alternate base rate of (1) lender’s prime rate, (b) the Federal Funds Effective Rate plus 0.75%, or (c) LIBOR plus 1.0%	First mortgage loan	Interest only payments	June 27, 2014	15.0%

(1)	The interest rate has a floor of 4%.
(2)	Payments of principal will be calculated using an amortization term of 15 years.

(3)

The Amended Regions Credit Facility is secured by the 333 East Lake Street Building, the Westway One Building, the Duke Bridges I & II Buildings, the Miramar Centre II Building, the Westway II Building, the Franklin Center Building and the South Lake Building.

(4)	We initially entered into the Regions Credit Facility on November 19, 2010.
(5)

We may borrow up to $300 million (the “Facility Amount”), subject to availability as described below. We also have the right to increase the Facility Amount by an aggregate of $100 million to a total facility amount of $400 million provided that no default has occurred. The Amended Regions Credit Facility also includes a standby letter of credit facility with an initial $25 million sublimit and a swingline facility with an initial $30 million sublimit, in each case subject to availability. Aggregate advances, letters of credit or swingline loans outstanding at any time under the Amended Regions Credit Facility are subject to availability equal to the lesser of (1) the Facility Amount, (2) 60% multiplied by the value of the properties used to secure the Amended Regions Credit Facility, or (3) an amount which would produce a minimum implied debt service coverage ratio of 1.45 to 1.00 based on a 30-year amortization schedule and an interest rate equal to the greater of (a) the ten-year Treasury Rate plus 2.50% or (b) 8.00%. We have the right to prepay the Amended Regions Credit Facility in whole or in part at any time without penalty, subject to reimbursement of certain breakage and redeployment costs incurred by the lenders.

(6)

The applicable LIBOR margin may vary from 2.75% to 3.50% and the applicable base rate margin may vary from 1.75% to 2.50% based on our then current leverage ratio. In the event that our tangible net worth exceeds $200 million, the applicable LIBOR margin may vary from 2.50% to 3.25% and the applicable base rate margin may vary from 1.50% to 2.25% based on our then current leverage ratio.

(7)	We may extend the maturity date of the Amended Regions Credit Facility to November 19, 2014, subject to the satisfaction of certain conditions.

Selected Financial Data

The following selected financial data should be read in conjunction with our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the years ended December 31, 2011 and 2010, and incorporated by reference into this prospectus:

	As of December 31,
	2011	2010	2009
Total assets	$314,170,975	$35,420,561	$200,000
Total stockholders’ equity	$179,334,927	$16,500,755	$200,000
Outstanding debt	$120,954,895	$17,275,000	$—
Outstanding long-term debt	$109,900,000	$11,100,000	$—

	For the Year Ended December 31,
	2011	2010	2009
Total revenues	$18,519,397	$755,389	$—
Net loss attributable to common stockholders	$(10,071,668)	$(1,543,623)	$—

Net cash provided by (used in) operating activities	$2,288,530	$(696,120)	$—
Net cash used in investing activities	$(278,043,529)	$(29,426,144)	$—
Net cash provided by financing activities	$276,012,857	$34,355,272	$—
Distributions paid	$(6,130,747)	$(86,367)	$—

Proceeds raised through issuance of our common stock(1)	$205,282,643	$20,322,428	$200,000
Net debt proceeds(1)(2)	$103,679,895	$17,275,000	$—
Investments in real estate(1)	$277,245,814	$29,426,144	$—

Per weighted-average common share data:
Net loss – basic and diluted	$(2.26)	$(13.48)	$—
Distributions declared	$1.46	$0.26	$—

Weighted-average common shares outstanding	4,452,157	114,526	8,000

(1)	Activity is presented on a cash basis.
(2)	Calculated as proceeds from lines of credit and notes payable less repayments of lines of credit and notes payable from respective Consolidated Statement of Cash Flows.

Distribution Information

Distributions through the Quarter Ended December 31, 2011

We commenced payment of quarterly distributions to our stockholders in the fourth quarter of 2010 with a distribution to stockholders of record each day for the period from October 18, 2010 through December 15, 2010. During the quarter ended December 31, 2010, we paid total distributions to stockholders, including amounts reinvested in our common stock pursuant to our distribution reinvestment plan, of $86,367. During the same period, net cash used in operating activities was $302,836. In accordance with Accounting Standards Codification Topic 805 Business Combinations (“ASC 805”), which became effective for the year ended December 31, 2009, this amount was reduced by approximately $668,855 of acquisition-related expenses, which were funded with net proceeds received from the sale of common stock under this offering. As a result, the distributions paid to stockholders for the three months ended December 31, 2010, as described above, were funded from our borrowings to the extent that acquisition-related expenses reduced net cash flows from operating activities. Net cash used in operating activities consisted primarily of expenditures for administrative costs, including acquisition-related costs, incurred during our start-up period made in excess of revenues collected from our inaugural tenants in the fourth quarter of 2010.

During 2011, we paid quarterly distributions to our stockholders of record each day for the period from December 16, 2010 through December 15, 2011. During the year ended December 31, 2011, we paid total distributions to stockholders, including amounts reinvested in our common stock pursuant to our distribution reinvestment plan, of approximately $6.1 million. During the same period, net cash provided by operating activities was approximately $2.3 million. In accordance with ASC 805, this amount was reduced by approximately $6.8 million of acquisition-related expenses, which were funded with net proceeds received from the sale of common stock under this offering. As a result, the distributions paid to stockholders for the year ended December 31, 2011 were funded with approximately $2.3 million (reflecting the impact of ASC 805 as described above) from our operating activities, and the remaining amount of approximately $3.8 million was funded from our borrowings. Borrowings have been used to fund distributions to the extent that acquisition-related expenses reduced net cash flows from operating activities.

The following are the distributions paid and declared and our cash flow provided by operating activities for the quarters ended March 31, 2011, June 30, 2011, September 30, 2011, and December 31, 2011:

	Distributions Paid					Distributions Declared	Sources of Distributions Paid
	Cash	Distributions Reinvested (DRIP)	Total	Cash Provided by Operating Activities	Total Distributions Declared	Distributions Declared Per Share	Amount Paid from Operating Activities/ Percent of Total Distributions Paid	Amount Paid from Borrowings/ Percent of Total Distributions Paid
2011
First Quarter	$203,892	$174,113	$378,005	$85,916	$469,975	$0.330	$85,916 / 23%	$292,089 / 77%
Second Quarter	$579,754	$491,031	$1,070,785	$304,388	$1,184,199	$0.370	$304,388 / 28%	$766,397 / 72%
Third Quarter	$954,211	$932,998	$1,887,209	$1,338,203	$2,037,874	$0.380	$1,338,203 / 71%	$549,006 / 29%
Fourth Quarter	$1,511,453	$1,283,295	$2,794,748	$560,023	$2,981,693	$0.380	$560,023 / 20%	$2,234,725 / 80%

For the four quarters ended December 31, 2011, we paid total distributions of approximately $6.1 million and we had negative funds from operations of approximately $3.1 million. Since our inception on July 3, 2007, we have paid total distributions of approximately $6.2 million and have a cumulative net loss of $11.6 million as of December 31, 2011.

Generally, our policy is to pay distributions based on current and projected cash flow from operations after giving consideration to amounts excluded from cash flow from operations under GAAP but paid for out of proceeds from this offering, such as acquisition-related expenses. Over the long term, we expect to fund stockholder distributions principally with cash flow from operations (reflecting the impact of ASC 805); however, in the short term, we may also temporarily use borrowings to fund stockholder distributions during our fundraising and property acquisition stages to the extent we declare distributions in anticipation of cash flow that we expect to receive during a later period and we pay these distributions in advance of our actual receipt of these funds.

Additional Distributions Declared

Our board of directors has declared distributions for stockholders of record each day from December 16, 2011 through March 15, 2012 in an amount equal to $0.004110 (0.4110 cents) per day, per share (or, a 6.0% annualized yield on a $25.00 original share price). We paid these distributions in March 2012. Our board of directors has also declared distributions for stockholders of record each day from March 16, 2012 through and including June 15, 2012 in an amount equal to $0.004110 (0.4110 cents) per day, per share (or, a 6.0% annualized yield on a $25.00 original share price). We expect to pay these distributions in June 2012. We can provide no assurances that our board of directors will continue to declare daily distributions at this rate, or continue to declare daily distributions at all.

Information Regarding Dilution

In connection with this ongoing offering of shares of our common stock, we are providing information about our net tangible book value per share. Our net tangible book value per share is a mechanical calculation using amounts from our consolidated balance sheet, and is calculated as (1) total book value of our assets (2) minus total liabilities, (3) divided by the total number of shares of common stock outstanding. It assumes that the value of real estate, and real estate related assets and liabilities diminish predictably over time as shown through the depreciation and amortization of real estate investments. Real estate values have historically risen or fallen with market conditions. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. Our net tangible book value reflects dilution in the value of our common stock from the issue price as a result of (i) operating losses, which reflect accumulated depreciation and amortization of real estate investments, (ii) cumulative distributions in excess of earnings, and (iii) fees paid in connection with our public offering, including selling commissions and marketing fees re-allowed by our dealer manager to participating broker dealers. As of December 31, 2011, our net tangible book value per share was $20.11. The offering price of shares under our primary offering (ignoring purchase price discounts for certain categories of purchasers) at December 31, 2011 was $25.00.

Our offering price was not established on an independent basis and bears no relationship to the net value of our assets. Further, even without depreciation and amortization in the value of our assets, the other factors described above with respect to the dilution in the value of our common stock are likely to cause our offering price to be higher than the amount you would receive per share if we were to liquidate at this time.

Share Redemption Program

For the year ended December 31, 2011, approximately $286,000, or 11,427 shares, of our common stock was tendered for redemption. For the year ended December 31, 2010, no shares eligible to be redeemed under our share redemption program were submitted for redemption. We have honored all redemption requests that comply with the applicable requirements and guidelines of our share redemption program set forth in this prospectus. The average price paid for each redeemed share was $25.00. We have funded and intend to continue funding share redemptions with proceeds from this offering.

Fees Earned by and Expenses Reimbursable to Our Advisor, Our Dealer Manager and Their Affiliates

Summarized below are the fees earned by and expenses reimbursable to our advisor, our dealer manager and their affiliates for the years ended December 31, 2011 and December 31, 2010, and any related amounts payable as of December 31, 2011 and December 31, 2010:

	Amount
Form of Compensation	Incurred in the		Payable as of
	Year Ended December 31,		December 31,
	2011	2010	2011	2010
Selling commissions, net of discounts (1)	$13,827,782	$1,396,307	$93,653	$46,287
Dealer manager fees, net of discounts (2)	$5,046,151	$507,409	$71,764	$25,176
Other offering costs	$4,048,024	$404,721	$57,226	$18,430
Acquisition fees	$4,105,653	$406,448	$57,031	$20,158
Debt financing fees	$417,100	$15,367	$56,000	$15,367
Asset management fees	$1,037,218	$28,664	$152,563	$28,664
Property management fees	$243,767	$—	$42,248	$—
Related party-interest expense	$5,862	$27,946	$—	$—
Administrative expenses	$1,312,154	$184,748	$154,429	$184,748

(1)	Our dealer manager reallows 100% of commissions earned to participating broker-dealers.
(2)	Our dealer manager reallows a portion of the dealer manager fee to participating broker-dealers.

PROSPECTUS UPDATES

Cover Page Risk Factors

The sixth risk factor on the cover page of our prospectus is revised as follows.

•

Our charter permits us to pay distributions from any source, including from offering proceeds, borrowings, the sale of assets and the waiver or deferral of fees otherwise owed to our advisor. We have not established limits on the amount of offering proceeds, borrowings or cash advances we may use to pay distributions. To date, we have paid distributions from cash flow from our operating activities and from borrowings. To the extent these distributions exceed our taxable income or net capital gain, a greater proportion of your distributions will generally represent a return of capital as opposed to current income or gain, as applicable.

Prospectus Summary

Risk Factors

The sixth risk factor in the “Prospectus Summary” section of our prospectus is revised as follows.

•

Our charter permits us to pay distributions from any source, including from offering proceeds, borrowings, the sale of assets and the waiver or deferral of fees otherwise owed to our advisor. We have not established limits on the amount of offering proceeds, borrowings or cash advances we may use to pay distributions. To date, we have paid distributions from cash flow from our operating activities and from borrowings. To the extent these distributions exceed our taxable income or net capital gain, a greater proportion of your distributions will generally represent a return of capital as opposed to current income or gain, as applicable.

Risk Factors

Risks Related to an Investment in Us

The following risk factor revises and supplements, as appropriate, the risk factors included in our prospectus under the heading “Risk Factors – Risks Related to an Investment in Us.”

Until the proceeds from this offering are fully invested, we may pay distributions from sources other than our cash flow from operations, which may cause us to have less funds available for investment in properties and other assets and your overall return may be reduced.

Our organizational documents permit us to pay distributions from any source, and we have not established limits on the amount of net proceeds, borrowings or cash advances we may use to pay such distributions. If we fund distributions from financings, the net proceeds from this offering or other sources, we will have less funds available for investment in properties and your overall return may be reduced. We expect to have little, if any, cash flow from operations available for distribution until we make substantial investments. Further, because we may receive income from interest or rents at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund capital expenditures and other expenses, we expect that at least during the early stages of our development and from time to time during our operational stage, we will declare distributions in anticipation of cash flow that we expect to receive during a later period and we will pay these distributions in advance of our actual receipt of these funds. In these instances, we expect other sources to fund our distributions, such as offering proceeds, borrowings, the sale of assets and the waiver or deferral of fees otherwise owed to our advisor. To date, we have paid distributions from cash flows from our operating activities and from borrowings. To the extent these distributions exceed our taxable income or net capital gain, a greater proportion of your distributions will generally represent a return of capital as opposed to current income or gain, as applicable.

Risks Related to This Offering and Our Corporate Structure

The following risk factors revise and supplement, as appropriate, the risk factors included in our prospectus under the heading “Risk Factors – Risks Related to This Offering and Our Corporate Structure.”

The offering price of our shares was not established in reliance on a valuation of our assets and liabilities; the actual value of your investment may be substantially less than what you pay. We may use the most recent price paid to acquire a share in this offering or a follow-on public offering as the estimated value of our shares until we have completed our offering stage. Even when our advisor begins to use other valuation methods to estimate the value of our shares, the value of our shares will be based upon a number of assumptions that may not be accurate or complete.

We established the offering price of our shares on an arbitrary basis. The selling price of our shares bears no relationship to our book or asset values or to any other established criteria for valuing shares. Because the offering price is not based upon any valuation (independent or otherwise), the offering price is likely to be higher than the proceeds that you would receive upon liquidation or a resale of your shares if they were to be listed on an exchange or actively traded by broker-dealers, especially in light of the upfront fees that we pay in connection with the issuance of our shares.

To assist FINRA members and their associated persons that participate in this offering, pursuant to FINRA Rule 2310, we disclose in each annual report distributed to stockholders a per share estimated value of our shares, the method by which it was developed, and the date of the data used to develop the estimated value. For this purpose, our advisor estimated the value of our common shares as $25.00 per share as of December 31, 2011. The basis for this valuation is the fact that the offering price of our shares of common stock in this offering is $25.00 per share (ignoring purchase price discounts for certain categories of purchasers). Our advisor has indicated that it intends to use the most recent price paid to acquire a share in this offering (ignoring purchase price discounts for certain categories of purchasers) or a follow-on public offering as its estimated per share value of our shares until we have completed our offering stage. We will consider our offering stage complete when we are no longer publicly offering equity securities - whether through this offering or follow-on public offerings — and have not done so for up to 18 months. If our board of directors determines that it is in our best interest, we may conduct follow-on offerings upon the termination of this offering. Our charter does not restrict our ability to conduct offerings in the future. (For purposes of this definition, we do not consider a “public equity offering” to include offerings on behalf of selling stockholders or offerings related to a dividend reinvestment plan, employee benefit plan or the redemption of interests in Wells Core OP.)

Although this initial estimated value represents the most recent price at which most investors are willing to purchase shares in this offering, this reported value is likely to differ from the price that a stockholder would receive in the near term upon a resale of his or her shares or upon a liquidation of the our assets because (i) there is no public trading market for the shares at this time; (ii) the $25.00 primary offering price involves the payment of underwriting compensation and other directed selling efforts, which payments and efforts are likely to produce a higher sale price than could otherwise be obtained; (iii) estimated value does not reflect, and is not derived from, the fair market value of our assets because the amount of proceeds available for investment from our primary offering is net of selling commissions, dealer manager fees, other organization and offering costs and acquisition and origination fees and expenses; (iv) the estimated value does not take into account how market fluctuations affect the value of our investments, including how the current disruptions in the financial and real estate markets may affect the values of our investments; and (v) the estimated value does not take into account how developments related to individual assets may have increased or decreased the value of our portfolio.

When determining the estimated value of our shares by methods other than the last price paid to acquire a share in an offering, our advisor, or another firm we choose for that purpose, will estimate the value of our shares based upon a number of assumptions that may not be accurate or complete. Accordingly, these estimates may or may not be an accurate reflection of the fair market value of our investments and will not likely represent the amount of net proceeds that would result from an immediate sale of our assets.

The actual value of shares that we repurchase under our share redemption program may be substantially less than what we pay.

Under our share redemption program, shares may be repurchased at varying prices depending on (a) the number of years the shares have been held, (b) the purchase price paid for the shares and (c) whether the redemptions are sought upon a stockholder’s death, qualifying disability or qualification for federal assistance in connection with the payment of the costs of confinement to a long-term care facility. The maximum price that may be paid under the program is $25.00 per share, which is the offering price of our shares of common stock in the primary portion of this offering (ignoring purchase price discounts for certain categories of purchasers) and, as described above, the initial estimated value of our common shares disclosed to assist FINRA members and their associated persons that participate in this offering, pursuant to FINRA Rule 2310. Although this initial estimated value represents the most recent price at which most investors are willing to purchase shares in this offering, this reported value is likely to differ from the price at which a stockholder could resell his or her shares for the reasons discussed in the risk factor above. Thus, when we repurchase shares of our common stock at $25.00 per share, the actual value of the shares that we repurchase is likely to be less, and the repurchase is likely to be dilutive to our remaining stockholders. Even at lower repurchase prices, the actual value of the shares may be substantially less than what we pay and the repurchase may be dilutive to our remaining stockholders.

Federal Income Tax Risks

The following risk factor revises and supplements, as appropriate, the risk factors included in our prospectus under the heading “Risk Factors – Federal Income Tax Risks.”

Our failure to qualify as a REIT for federal income tax purposes would reduce the amount of income we have available for distribution and limit our ability to make distributions to our stockholders.

Our qualification as a REIT will depend upon our ability to meet requirements regarding our organization and ownership, distributions of our income, the nature and diversification of our income and assets and other tests imposed by the Internal Revenue Code. If we fail to qualify as a REIT for any taxable year after electing REIT status, we will be subject to federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the dividends-paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

Additionally, we may from time to time form or acquire interests in subsidiary entities taxable as REITs. If one or more such entities were to fail to qualify as a REIT, our own compliance with the REIT qualification tests may be threatened. For a discussion of the REIT qualification tests and other considerations relating to our election to be taxed as REIT, see “Federal Income Tax Considerations.”

Retirement Plan Risks

The following risk factor supplements, as appropriate, the risk factors included in our prospectus under the heading “Risk Factors – Retirement Plan Risks.”

If you invest in our shares through an IRA or other retirement plan, you may be limited in your ability to withdraw required minimum distributions.

If you establish an IRA or other retirement plan through which you invest in our shares, federal law may require you to withdraw required minimum distributions (“RMDs”) from such plan in the future.

Any share redemptions requested to satisfy these RMD requirements will be considered requests for “Ordinary Redemptions,” as defined in our share redemption program. Our share redemption program limits the amount of Ordinary Redemptions that can be made in a given year. Additionally, you will not be eligible to receive Ordinary Redemptions until you have held your shares for at least one year. As a result, you may not be able to redeem your shares at a time in which you need liquidity to satisfy the RMD requirements under your IRA or other retirement plan. Even if you are able to redeem your shares, such redemptions may be at a price less than the price at which the shares were initially purchased, depending on how long you have held your shares. If you fail to withdraw RMDs from your IRA or other retirement plan, you may be subject to certain tax penalties.

Management

Update Regarding the Directors and Executive Officers of Our Advisor

The following revises and supplements, as appropriate, the biography of Stephen G. Franklin under the heading “Management– Our Advisor.”

Stephen G. Franklin, Ph.D has been the President of Wells Core Office Income REIT Advisory Services, LLC since January 2011. He has also served as a Senior Vice President of Wells Capital since July 1999 and been on the board of our dealer-manager, Wells Investment Securities, Inc., since April 2007. Dr. Franklin has been a Vice President of Wells Real Estate Funds since April 2000 and was previously our Chief of New Business Development.

Prior to joining Wells in 1999, Dr. Franklin was the President of EduTrek International, the parent company of American InterContinental University. He was also an Associate Dean and Professor at the Goizuetta Business School at Emory University. Dr. Franklin was the Executive Vice President and National Sales Manager for Financial Services Corporation and was instrumental in its growth to the second largest independent financial planning broker/dealer in the United States.

Dr. Franklin is a member of the Financial Planning Association and the Financial Services Institute. He is a member of the Board of Regents for Oxford University’s Harris Manchester in England. He also serves as the Chairman of the Board of Governors for The American University in Dubai.

Update Regarding Our Dealer Manager

On November 21, 2011, Wells Investment Securities entered into a Letter of Acceptance, Waiver and Consent (“AWC”) with FINRA, relating to previously disclosed alleged rule violations in connection with the public offerings of Wells Timber. The AWC sets forth FINRA’s findings that Wells Investment Securities had (1) reviewed, approved, and distributed as a wholesaler various sales materials related to Wells Timber’s public offerings that failed to comply with the content standards of FINRA’s advertising rules, (2) failed to implement its supervisory system in an effective manner in order to ensure compliance with FINRA’s advertising rules, and (3) failed to establish and maintain a supervisory system that was reasonably designed to safeguard confidential customer information.

Without admitting or denying the findings against it, Wells Investment Securities consented in the AWC to these findings by FINRA, a censure, and the imposition of a fine in the amount of $300,000. No other disciplinary action was taken against Wells Investment Securities; no remedial measures were required; and no individuals were charged. The AWC is unrelated to us and this offering.

Update Regarding Our Affiliated Companies

The following supplements the section of the prospectus under the heading “Management - Affiliated Companies.”

Sponsor

Wells Real Estate Funds is our sponsor and the sole stockholder of Wells Core Advisor, Wells Capital, Wells Investment Securities and Wells Management Company.

The current directors and executive officers of Wells Real Estate Funds who are expected to make a significant contribution to us are as follows:

Name	Age	Positions
Leo F. Wells, III	68	Sole Director
Robert F. Kennedy	45	President and Chief Operating Officer
Douglas P. Williams	61	Vice President
Randall D. Fretz	59	Vice President
Stephen G. Franklin	64	Vice President
Thomas E. Larkin	54	Vice President
Donald R. Henry	51	Vice President

The backgrounds of Messrs. Wells, Williams and Fretz are described in the “Management - Executive Officers and Directors” section of this prospectus, the background of Messrs. Franklin and Henry are described in the “Management - Our Advisor” section of this prospectus and the background of Mr. Larkin is described in the “Management - Affiliated Companies - Dealer Manager” section of this prospectus. Below is a brief description of the other executive officer of Wells Investment Securities.

Robert F. Kennedy is the President and Chief Operating Officer of Wells Real Estate Funds. He is responsible for executing corporate strategy and overseeing Wells Real Estate Funds’ day-to-day business operations. Mr. Kennedy was previously Senior Vice President - Product Development and Special Projects, for Wells Real Estate Funds. In this capacity, he sought to identify new business opportunities that leveraged the company’s existing core competencies of fund raising and asset management, with a primary emphasis on creating proprietary products that provided investors with opportunities to invest in alternative asset classes.

Mr. Kennedy has over 20 years experience in the investment banking industry. Prior to joining Wells Real Estate Funds in 2009, he spent the majority of his career at Wachovia Securities and, later, SunTrust Robinson Humphries. At these firms, he was responsible for the creation of structured products designed to fit unique investor needs. These products ranged from short-term funding vehicles to long-term lease transactions. Over the last 10 years, Mr. Kennedy has been particularly focused in the investment grade real estate market, primarily serving large corporations seeking to optimize corporate real estate investments. Mr. Kennedy began his career as a merger and acquisition analyst with Wheat First Securities, Inc. (acquired by Wachovia Securities). He graduated from Davidson College with a B.A. in Economics.

Management Compensation

Limitations on Internalization Consideration

On August 12, 2011, we entered into a letter agreement with our advisor. The letter agreement limits the circumstances in which our sponsor or one of its affiliates may receive consideration in connection with a hypothetical acquisition of our advisor or an affiliate thereof in order to internalize our management functions (an “Internalization Transaction”). Pursuant to the letter agreement, the consideration in an Internalization Transaction shall be in shares of our common stock and shall be held in escrow by a third party and not released to our advisor (or an affiliate thereof) until:

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the average closing price of the shares of common stock over a five-day trading period on a national securities exchange equals a price that, when combined with prior distributions paid on the shares of common stock issued in a public offering prior to listing on a national securities exchange and outstanding at the time of the Internalization Transaction (the “Subject Shares”), equals the amount necessary for the holders of the Subject Shares to be deemed to have received in the aggregate the original issue price of the Subject Shares plus a 6% cumulative, non-compounded, annual return on the issue price of the Subject Shares

(adjusted to take into account prior cash distributions designated as a special distribution of net proceeds from the sale of assets), assuming for purposes of this calculation that the holders of the Subject Shares have received the trading price; or

•

the consideration paid (or net sale proceeds distributed) to holders of the Subject Shares in an acquisition (whether by means of a merger, stock acquisition, asset purchase, or similar transaction) or from our dissolution, when combined with prior distributions paid on the Subject Shares, equals the amount necessary for the holders of the Subject Shares to have received in the aggregate the original issue price of the Subject Shares plus a 6% cumulative, non-compounded, annual return on the issue price of the Subject Shares (adjusted to take into account prior cash distributions designated as a special distribution of net proceeds from the sale of assets).

The date that one of these thresholds is met is the “Initial Escrow Release Date.” In the event a recapitalization causes some of the Subject Shares to be exchanged or converted into securities that are not listed on a national securities exchange as of the Initial Escrow Release Date, then the shares to be released from escrow shall be reduced to reflect the percentage of Subject Shares (and their equivalents) that are then listed, with the remaining shares in escrow to be subsequently released in proportion to and as the remaining Subject Shares (and their equivalents) become listed.

Shares held in escrow pursuant to the foregoing shall be entitled to distributions like all other shares of our common stock; however, such distributions shall also be placed in escrow and not released until the above thresholds are reached. If the conditions to break escrow are not met within 10 years of the Internalization Transaction, all shares in the escrow account shall become authorized but unissued shares and all cash in the escrow account shall belong to us. Shares of common stock held in escrow shall be voted on any matter in which common stockholders are entitled to vote in the same proportion as all other shares of common stock that vote on the matter.

Note that the foregoing limitation is in addition to the limitations set forth in our charter with respect to the consideration paid in an Internalization Transaction.

Prior Performance Summary

The following information supersedes the disclosure in the prospectus under the heading “Prior Performance Summary.”

The information presented in this section represents the historical experience of real estate programs managed by Wells Real Estate Funds, Inc., our sponsor and the parent company of our advisor, and its affiliates in the last 10 years. It excludes information related to this Wells program. Investors should not assume that they will experience returns, if any, comparable to those experienced by investors in such prior Wells real estate programs.

The Prior Performance Tables contained in this prospectus set forth information as of the dates indicated regarding certain of these Wells public programs as to: (1) experience in raising and investing funds (Table I); (2) compensation to sponsor (Table II); (3) annual operating results of prior programs (Table III); (4) results of completed programs (Table IV) and (5) sales or disposals of properties (Table V).

Prior Public Programs

Overview

Wells Real Estate Funds has sponsored four real estate investment trusts prior to this offering. Piedmont Office Realty Trust, Inc. (formerly known as publicly offered Wells Real Estate Investment Trust, Inc.), which we refer to as Piedmont REIT, has completed four public offerings of shares of its common stock prior to its listing on a national securities exchange. On February 10, 2010, Piedmont REIT listed its Class A common stock on the New York Stock Exchange. Piedmont REIT completed its most recent public offering (its first publicly listed offering) on February 16, 2010. Wells Real Estate Investment

Trust II, Inc., which we refer to as Wells REIT II, has completed three public offerings of shares of its common stock. It continues to offer shares of its common stock pursuant to its dividend reinvestment plan. Wells Real Estate Funds has also sponsored Wells Timberland REIT, Inc., which we refer to as “Wells Timberland.” Wells Timberland was formed on September 27, 2005 as a Maryland corporation that has elected to be taxed as a REIT. Wells Timberland has completed two public offerings of shares of its common stock. Institutional REIT, Inc., which we refer to as Institutional REIT, offered shares of its common stock pursuant to a registration statement that was declared effective by the SEC on January 11, 2007. Due to a lack of confidence that Institutional REIT would raise substantial proceeds in its offering, the success of which depended in large part on the capital-raising abilities of one particular broker-dealer among banks and other institutional investors, Institutional REIT terminated its offering. On March 25, 2008, Institutional REIT deregistered the shares of its common stock in the registration statement, none of which were sold pursuant to such registration statement. As such, data for Institutional REIT are not included in the information presented on prior public programs sponsored by our sponsor.

Wells Capital, a wholly owned subsidiary of Wells Real Estate Funds, has served as a general partner of 15 completed publicly offered real estate limited partnerships, two of which completed their public offerings in the last 10 years. These two limited partnerships and the year in which each of their offerings was completed are Wells Real Estate Fund XIII, L.P. (2003) and Wells Real Estate Fund XIV, L.P. (2005).

Wells Management Company, Inc. has also sponsored a private placement of limited liability company interests in Wells Mid-Horizon Value-Added Fund I, LLC, or “Wells VAF.” On September 15, 2005, an offering of up to 150,000 shares of investor member interests in Wells VAF commenced under a private placement to accredited investors. Wells VAF was formed to invest primarily in commercial office and industrial real estate properties that provide opportunities to enhance their value through development, operations, re-leasing, property improvements or other means. The offering was terminated on September 15, 2008, at which time Wells VAF had received approximately $51.9 million in proceeds from 596 investors. As of December 31, 2011, Wells VAF had acquired 4 properties. In June 2009, Wells VAF became registered as a public reporting company with the Securities and Exchange Commission and is now considered a public program.

Wells Real Estate Funds has previously sponsored each of the above-described REITs, limited partnerships, and one limited liability company on an unspecified property or “blind-pool” basis. As of December 31, 2011, the total amount of funds raised from investors in these above-described completed offerings (excluding this Wells program) was approximately $11.6 billion, and the total number of investors in such programs was approximately 255,000. The investment objectives of each of these Wells-sponsored programs are substantially identical to our investment objectives of (1) providing current income through the payment of cash distributions, (2) preserving and returning stockholders’ capital contributions and (3) realizing capital appreciation upon the ultimate sale of our assets. We cannot assure you that any of the Wells-sponsored public programs will ultimately be successful in meeting their investment objectives. For more information regarding the operating results of Wells-sponsored public programs, see Table III.

Office and Industrial Property Public Programs

As of December 31, 2011, the two office and industrial property REITs (including Piedmont REIT and Wells REIT II but excluding this Wells program), two Wells-sponsored real estate limited partnerships, and Wells VAF had collectively acquired 203 properties. The Piedmont REIT properties in the table below were acquired prior to when Piedmont REIT became a self-managed organization. The table below gives further information about these properties by region.

	Properties Purchased
Location	Number	As a Percentage of Aggregate Purchase Price
Southeast	33	13.8%
Mideast	31	20.3

Northeast	32	21.7
Northwest	1	0.3
Mountain	16	4.1
Southwest	25	8.5
West North Central	8	3.1
East North Central	34	18.1
Pacific	22	9.4
International	1	0.7

Total	203	100.0%

As of December 31, 2011, the aggregate dollar amount of the acquisition and development costs of the 203 properties purchased by these five Wells-sponsored public programs was approximately $11.4 billion. Of the aggregate amount, 100% was spent on commercial properties, with 99.6% spent on acquiring or developing office or industrial buildings and 0.4% spent on acquiring a hotel. Of the aggregate amount, 96.5% was spent on acquired properties and 3.5% on properties under construction or constructed by the programs. Of the aggregate amount, 44.5% were single-tenant office or industrial buildings and 55.5% were multi-tenant office or industrial buildings.

The following table reflects a breakdown of the aggregate amount of the acquisition and development costs of the properties purchased by these five Wells public programs as of December 31, 2011:

Type of Property	Existing	Construction
Office Buildings	94.5%	3.5%
Industrial Buildings	1.6	0.0
Hotel	0.4	0.0

From the inception of the first Wells-sponsored public program through December 31, 2011, the Wells-sponsored public programs had sold 56 properties and two outparcels of land.

All of the properties purchased by a Wells-sponsored public limited partnership were purchased without borrowing any additional funds. Certain properties acquired by Piedmont REIT and Wells REIT II were acquired with borrowed funds or were subject to existing mortgages, and in connection with each of these acquisitions, Piedmont REIT and Wells REIT II, respectively, assumed its share of the debt. Wells VAF acquired certain properties with borrowed funds. Table VI contained in Part II of the registration statement, of which this prospectus is a part, gives additional information relating to certain properties acquired within the last three years ended December 31, 2011 by certain Wells-sponsored public programs, including applicable mortgage financing on properties purchased.

Timberland Property Public Program

As of December 31, 2011, Wells Timberland owned interests in approximately 298,700 acres of timberland located on the lower piedmont and upper coastal plains of east central Alabama and west central Georgia (the “Mahrt Timberland,”). Wells Timberland owned fee-simple interests in approximately 222,400 acres of the Mahrt Timberland and held long-term leasehold interests in approximately 76,300 acres of the Mahrt Timberland. As of December 31, 2011, Wells Timberland’s timberlands contained an estimated 10.4 million tons of merchantable timber inventory, of which approximately 6.2 million tons were pulpwood, 2.1 million tons were chip-n-saw, and 2.1 million tons were sawtimber. Wells Timberland acquired the Mahrt Timberland on October 9, 2007 for a purchase price of approximately $400.0 million, exclusive of closing costs. Wells Timberland financed the purchase of the Mahrt Timberland with a combination of cash and debt. As of December 31, 2011, Wells Timberland had sold approximately 7,070 acres of higher and better use (“HBU”) property for approximately $13.5 million. Wells Timberland’s cost basis in HBU sold was approximately $8.4 million.

Prior Private Programs

In addition to the public real estate programs sponsored by Wells Capital and its affiliates described above, Wells has sponsored a total of 12 private real estate programs.

Wells Real Estate Funds sponsors private placements for a series of limited liability companies pursuant to a Section 1031 exchange program. As of December 31, 2011, there have been 12 such offerings, which raised a total of $194.4 million from 316 investors. The investment objectives of each of these Wells-sponsored Section 1031 exchange programs are substantially identical to our investment objectives.

As of December 31, 2011, these 12 Wells-sponsored private programs had acquired an aggregate of 12 properties. The table below gives further information about these properties.

	Properties Purchased
Location	Number	As a Percentage of Aggregate Purchase Price
Southeast	2	18.4%
Mountain	1	10.0
Southwest	2	17.5
West North Central	1	9.8
East North Central	5	35.4
Pacific	1	8.9

Total	12	100.0%

As of December 31, 2011, the aggregate dollar amount of the acquisition and development costs of the 12 properties purchased by these Wells-sponsored private programs was $218.8 million. Of the aggregate amount, 100% was spent on commercial properties, all of which was spent on acquiring or developing office or industrial buildings. Of the aggregate amount, 100% was spent on acquired properties. Of the aggregate amount, approximately 83.3% were single-tenant office or industrial buildings and 16.7% were multi-tenant office or industrial buildings.

From the inception of the first Wells private program through December 31, 2011, the Wells-sponsored private programs have sold one property. We cannot assure you that any of the Wells-sponsored private programs will ultimately be successful in meeting their investment objectives.

Summary of Recent Acquisitions by Wells Prior Programs

Office and Industrial Property Programs

During the three years ended December 31, 2011, Wells-sponsored office and industrial property programs, excluding this Wells program, acquired nine properties, for which the property type, location and method of financing are summarized below. Table VI contained in Part II of the registration statement, of which this prospectus is a part, provides additional information relating to these acquisitions.

Property Type
Office	9
Distribution	0
Warehouse	0
Hotel	0
Mixed use	0

Total	9

Method of Financing
All cash	8
All debt	0
Combination of cash and debt	1

Total	9

Location
Southeast	1
Mideast	1
Northeast	2
Mountain	0
Southwest	1
West North Central	0
East North Central	3
Pacific	0
International	1

Total	9

Prior Program Liquidity Events

Our sponsor has previously sponsored 19 public programs, including 15 public limited partnerships (collectively, the “public partnerships”), one limited liability company and three corporations that elect to be taxed as a REIT. With respect to the 15 public partnerships, each stated in the prospectus for its initial public offering a date by which the program must terminate and dissolve unless its partnership agreement was amended to extend the termination/dissolution date of the program. Each of these public partnerships also stated in its prospectus a time period by which the program anticipated selling its assets and stated that such sale proceeds would generally be distributed to the investors except in limited circumstances. With respect to these 15 public partnerships, nine terminated and dissolved within the time period required by their partnership agreements and the remaining six have not yet reached their agreements’ mandatory termination/dissolution date. Furthermore, with respect to these 15 public partnerships, three sold their assets and distributed sale proceeds within or around the timeframe that was anticipated in the prospectus relating to its public offering, nine did not do so and three have not yet reached the anticipated timeframe for such sales and distributions. The limited liability company has not yet reached the anticipated timeframe for dissolution nor has it reached the mandatory termination/dissolution date. More detailed information with respect to the 15 public partnerships is provided below:

Public Partnerships	Dissolution Year Per Partnership Agreement	Actual Year of Dissolution	Original Anticipated Year for Completion of Distribution of Proceeds from Property Sales	Actual Year for Substantial Completion of Distribution of Proceeds from Property Sales
Wells Real Estate Fund I	2014	2008	1999	2007
Wells Real Estate Fund II	2016	2009	2002	2009
Wells Real Estate Fund II-OW	2016	2009	2002	2009
Wells Real Estate Fund III, LP	2018	2009	2004	2009
Wells Real Estate Fund IV, LP	2020	2007	2004	2006
Wells Real Estate Fund V, LP	2020	2007	2006	2006
Wells Real Estate Fund VI, LP	2022	2007	2007	2007
Wells Real Estate Fund VII, LP	2022	2007	2008	2007
Wells Real Estate Fund VIII, LP	2024	N/A	2009	N/A
Wells Real Estate Fund IX, LP	2024	2011	2010	2011
Wells Real Estate Fund X, LP	2026	N/A	2010	N/A
Wells Real Estate Fund XI, LP	2026	N/A	2011	N/A
Wells Real Estate Fund XII, LP	2030	N/A	2013	N/A
Wells Real Estate Fund XIII, LP	2030	N/A	2016	N/A
Wells Real Estate Fund XIV, LP	2032	N/A	2018	N/A
Wells Mid-Horizon Value-Added Fund I, LLC	2020	N/A	2012	N/A

With respect to the three corporations that elect to be taxed as a REIT, Piedmont REIT stated in the prospectuses for its public offerings that it would list its shares or sell its properties and distribute its cash to its investors by January 30, 2008 unless a majority of its stockholders voted to extend such deadline. Its investors did so vote to extend the deadline to January 30, 2011. On January 20, 2010, Piedmont obtained stockholder approval to recapitalize and list its shares of Class A stock on a national securities exchange in the first quarter of 2010 depending on market conditions, with the recapitalization structured in such a way that all of its outstanding shares would convert back to one class of common stock to be listed by January 30, 2011. On February 10, 2010, Piedmont REIT listed its Class A common stock on the New York Stock Exchange. Piedmont REIT completed its most recent public offering (its first publicly listed offering) on February 16, 2010. In addition, Wells REIT II’s prospectus disclosed an anticipated listing or liquidation date of October 2015. Finally, Wells Timberland disclosed in its prospectus a listing or liquidation date of August 2018.

Adverse Business Developments or Conditions

Some of the other programs sponsored by Wells Real Estate Funds have experienced adverse business developments or conditions. Set forth below is a summary of the most significant adverse business developments or conditions experienced by Wells-sponsored programs over the past 10 years that may be material to investors in this offering.

Market timing is a strategy of buying or selling assets based on predictions of future market price movements. Wells Real Estate Funds has not tried to time the sponsorship of real estate programs based on its predictions of the real estate market as a whole. For most of the last 10 years, Wells-sponsored programs have been raising capital in order to acquire a desirable portfolio of real estate. As the money has been raised, Wells-sponsored programs have sought to acquire real estate at favorable prices based on then-current market conditions. In other words, such programs have generally sought to put capital to use promptly if suitable investments are available rather than hold substantial amounts of cash for long periods. Although our sponsor believes that this strategy has generally served the investors in Wells-sponsored programs well, some of the assets acquired by Wells-sponsored programs were acquired at times when real estate was generally more expensive than during the later stages of the life of the program. As a result, at any given time some acquired assets of a Wells-sponsored program might sell for prices that are lower than the prices paid for them if those assets had to be liquidated at that time. This can be true even if the property remains leased to creditworthy tenants with long-term leases such that the program continues to project strong income yields.

On November 8, 2011, Wells REIT II announced an estimated per-share value of its common stock equal to $7.47 per share, calculated as of September 30, 2011. Shares of Wells REIT II’s common stock were originally sold in its best efforts public offerings for a gross offering price of $10.00 per share. As with any valuation methodology, the valuation methodology used by Wells REIT II utilizes a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated value and these differences could be significant. The estimated value per share was adopted pursuant to the specific valuation policy of Wells REIT II and does not represent the fair value of the shares calculated in accordance with generally accepted accounting principals (“GAAP”) or the price at which the shares would trade on a national securities exchange. The Wells REIT II valuation policy and the announcement of the estimated value should be reviewed for additional information and limitations.

The possibility of reduced valuation is the primary reason why Wells-sponsored programs are sold as long-term investments. With a long-term investment horizon, Wells-sponsored programs have more flexibility to liquidate or list at a more favorable time during a real estate cycle. Nevertheless, we cannot make any assurances regarding our ability to liquidate or list at a time when real estate prices are attractive relative to the prices we will pay for our portfolio.

Although Wells-sponsored programs seek to put offering proceeds to good use promptly, there has been one time period during the offering stage of a Wells-sponsored program (Piedmont REIT) when the program was not able to well utilize the proceeds as quickly as it was able to raise equity capital. When that occurred, the offering proceeds were invested in short-term liquid investments, which investments generally had a lower yield than the projected yields on real estate meeting the program’s investment objectives. The returns of the investors in Piedmont REIT would likely have been higher had the program always been able to acquire suitable investments as quickly as it was able to raise capital. We cannot assure you that there will not be periods during this or subsequent offerings when we are unable to acquire suitable real estate investments as quickly as we are able to raise capital.

Of all of the other Wells-sponsored programs, our investment objectives and offering size most resemble those of Piedmont REIT (formerly known as Wells Real Estate Investment Trust) and Wells REIT II. As of December 31, 2011, those programs have raised approximately $11.2 billion collectively. Some other Wells-sponsored programs, however, have raised less offering proceeds than originally projected. Wells Timberland commenced its initial public offering in August 2006; and terminated its most recent public offering on December 31, 2011. Through December 31, 2011, Wells Timberland had raised approximately $294.6 million from its public offerings. This amount is lower than our sponsor had originally projected. As a result, the program’s general and administrative expenses constitute a higher percentage of its revenues than they otherwise would. Furthermore, lower-than-projected offering proceeds have caused Wells Timberland to remain more highly leveraged than originally projected. Higher leverage levels increase the risk of an investment in an entity. We cannot make any assurances that we will not fall short of our capital-raising goals. If so, your returns could be lower as a result of relatively higher general and administrative expenses and your investment could be riskier because our leverage levels could be higher than projected.

Additional Information

Potential investors are encouraged to examine the Prior Performance Tables in this prospectus for more detailed information regarding the prior experience of our sponsor and its affiliates. In addition, upon request, prospective investors may obtain from our advisor, without charge, copies of offering materials and any reports prepared in connection with any of the Wells public programs, including a copy of the most recent Annual Report on Form 10-K as filed with the SEC. For a reasonable fee, we also will furnish, upon request, copies of the exhibits to any such Form 10-K. Any such request should be directed to our advisor. Additionally, Table VI contained in Part II of our registration statement, of which this prospectus is a part, gives certain additional information relating to properties acquired by the Wells public programs. We will furnish, without charge, copies of such table upon request.

Description of Shares

Amended Share Redemption Program

On November 8, 2011, our board of directors approved the Second Amended and Restated Share Redemption Program (the “Amended SRP”). The Amended SRP provides that if a stockholder (or a stockholder’s spouse) is seeking to qualify for federal assistance in connection with the payment of the costs of confinement to a long-term care facility, that stockholder may redeem his or her shares on the same special terms that are generally available for redemptions sought within two years of a stockholder’s death or qualifying disability. The Amended SRP also provides that the effective date of any amendment to the Amended SRP may take its effect earlier than 30 days after notice has been provided to our stockholders if the board of directors determines that the amendment does not adversely affect the rights of redeeming stockholders.

The Amended SRP also makes minor corresponding revisions to defined terms and references and other clarifications, none of which are expected to have any material effect on the interpretation of the Amended SRP other than the changes described above. The Amended SRP became effective on November 10, 2011.

Plan of Distribution

Compensation of Dealer Manager and Participating Broker-Dealers

The section of our prospectus entitled “Plan of Distribution – Compensation of Dealer Manager and Participating Broker-Dealers” is replaced in its entirety by the following.

Except as provided below, Wells Investment Securities, our dealer manager and affiliate, receives selling commissions of 7.0% of the gross offering proceeds and a dealer manager fee of 2.5% of the gross offering proceeds for shares sold in our primary offering. With respect to our distribution reinvestment plan, we do not pay selling commissions or the dealer manager fee. We do not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of the shares.

We currently expect the dealer manager to utilize three or more channels to sell our shares, each of which has a different selling commission and dealer manager fee structure. The dealer manager may authorize other broker-dealers that are members of FINRA, formerly known as the NASD, which we refer to as participating broker-dealers, to sell our shares. Our primary distribution channel involves those participating broker-dealers compensated solely on a commission basis for the sale. A second expected distribution channel will be sales through investment advisory representatives affiliated with a participating broker-dealer in which the representative is compensated for investment advisory services on a fee-for-service basis. A third distribution channel may be sales to (i) clients of independent investment advisers (i.e., they are not affiliated with a broker-dealer) and (ii) bank trustees or trusts sponsored by banks, in both cases when there is no participating broker-dealer involved in the sale. (Variations on these distribution channels are described below.)

In the event of the sale of shares in our primary offering by a participating broker-dealer involving a registered representative compensated on a commission basis for the sale, the dealer manager reallows to the participating broker-dealer the full selling commissions earned in connection with such sale. Except as noted below, such selling commissions are ordinarily 7.0% of the gross offering proceeds attributable to the participating broker-dealer.

In the event of the sale of shares in our primary offering to clients of an investment advisory representative affiliated with a participating broker-dealer in which the representative is compensated on a fee-for-service basis by the investor, the dealer manager waives its right to a selling commission, and we sell such shares for $23.25 per share, reflecting that selling commissions in the amount of $1.75 per share are not payable.

The dealer manager may, and does in most cases, reallow to participating broker-dealers a portion of the dealer manager fee earned on the proceeds raised by the participating broker-dealer. This reallowance would be in the form of a marketing fee, which fee may not exceed, and (except as noted below) generally equals, 1.5% of the gross sales attributable to the participating broker-dealer.

Notwithstanding the foregoing, in the event of the sale of shares in our primary offering to a mutual fund advised by an investment adviser that is affiliated with the participating broker-dealer, the dealer manager waives its right to a selling commission and reduces the dealer manager fee to 2.0% of gross offering proceeds. We sell such shares for $23.13 per share, reflecting that selling commissions in the amount of $1.75 per share are not payable and that the dealer manager fee is reduced from 2.5% to 2.0%, or by approximately $0.12 per share. The dealer manager may reallow a portion of the dealer manager fee earned on sales to mutual funds, up to 0.9% of gross offering proceeds, to the affiliated participating broker-dealers in the form of a marketing fee.

Notwithstanding the foregoing, in the event of the sale of shares in our primary offering to the client of an independent investment adviser, to a bank acting as a trustee or to a trust sponsored by a bank in each case when no participating broker-dealer is involved in the sale, the dealer manager waives its right to a selling commission and reduces the dealer manager fee to 1.5% of gross offering proceeds. We sell such shares for $23.00 per share, reflecting that selling commissions in the amount of $1.75 per share are not payable and that the dealer manager fee is reduced from 2.5% to 1.5%, or by approximately $0.25 per share.

In addition to the compensation described above, we also reimburse the dealer manager and its affiliates for some of their costs in connection with the offering as described in the table below, which table sets forth the nature and estimated amount of all items viewed as “underwriting compensation” by FINRA assuming we sell all of the shares offered hereby. To show the maximum amount of dealer manager and participating broker-dealer compensation that may be paid in connection with this offering, or approximately $484,808,000, which represents approximately 9.7% of the maximum gross proceeds from shares sold in our primary offering, this table assumes that all shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees.

Dealer Manager and Participating Broker-Dealer Compensation

	Primary Offering (max.)
	($)		(%)
Selling commissions (maximum)	$350,000,000		7.00%
Dealer manager fee (maximum)	125,000,000		2.50
Compensation allocations(1)	5,240,000	(2)(6)	0.10
Expense reimbursements for retail activities(3)(4)	2,347,000	(2)(6)	0.05
Expense reimbursements for wholesaling activities(4)(5)	2,121,000	(2)(6)	0.04
Legal fees allocable to dealer manager(4)	100,000	(2)(6)	*

Total	$484,808,000		9.7%

*	Represents less than 0.01%
(1)

This amount represents the allocation of non-transaction based compensation of Wells Investment Securities employees and the allocation of non-transaction based compensation of dual employees engaged in the distribution of this offering. Subject to the cap on organization and offering expenses described below, we will reimburse Wells Investment Securities or its affiliates for these expenses.

(2)	Amounts shown are estimates.
(3)

These amounts consist primarily of (a) reimbursements for actual costs for travel, meals, lodging and attendance fees incurred by employees of Wells Investment Securities, Wells Core Advisor or one of their affiliates to attend retail seminars sponsored by participating broker-dealers and (b) reimbursements for actual costs for travel, meals and lodging incurred by representatives of participating broker-dealers in connection with attending bona fide training and education meetings hosted by us.

(4)

Subject to the cap on organization and offering expenses described below, we will reimburse Wells Investment Securities or its affiliates for these expenses. In some cases, these payments will serve to reimburse Wells Investment Securities for amounts it has paid to participating broker-dealers for the items noted.

(5)

These amounts consist primarily of expense reimbursements for employees of Wells Investment Securities or its affiliates engaged in wholesaling activities, including the travel, meals and lodging of wholesalers and other FINRA-registered personnel associated with Wells Investment Securities incurred in connection with attending bona fide training and education meetings hosted by us.

(6)

We may reimburse the dealer manager or its affiliates for these costs in connection with this offering. Our reimbursement of these expenses, together with selling commissions and dealer manager fees, may not exceed 10% of the gross proceeds raised in our primary offering.

We may reimburse the dealer manager for reimbursements it may make to broker-dealers for reasonable bona fide due diligence expenses incurred as supported by a detailed and itemized invoice. Such reimbursements are also subject to the limitations on organization and offering expenses described below. In many cases, however, a marketing fee agreement between the dealer manager and the participating broker-dealer will provide that neither we nor the dealer manager will be obligated to reimburse the due diligence expenses of the participating broker-dealer.

As required by the rules of FINRA, total underwriting compensation will not exceed 10% of our gross offering proceeds from the sale of shares in our primary offering. FINRA and many states also limit our total organization and offering expenses to 15% of gross offering proceeds. Our advisor will incur or pay our organization and offering expenses (excluding selling commissions and the dealer manager fee). We will then reimburse our advisor for these amounts up to 2% of aggregate gross offering proceeds as of the date of reimbursement. Our total organization and offering expenses are capped at 11.5% of the gross proceeds of our primary offering.

To the extent permitted by law and our charter, we will indemnify the participating broker-dealers and the dealer manager against some civil liabilities, including certain liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement. If we are unable to provide this indemnification, we may contribute to payments the indemnified parties may be required to make in respect of those liabilities. See “Management — Limited Liability and Indemnification of Directors, Officers, Employees and Other Agents.”

We may sell shares in our primary offering to participating broker-dealers, their retirement plans, their representatives and the family members, IRAs and qualified plans of their representatives for $23.25 per share, reflecting that selling commissions in the amount of $1.75 per share will not be payable in consideration of the services rendered by such broker-dealers and representatives in the offering. For purposes of this discount, we consider a family member to be a spouse, parent, child, sibling, mother- or father-in-law, son- or daughter-in-law or brother- or sister-in-law. The net proceeds to us from such sales made net of commissions will be substantially the same as the net proceeds we receive from other sales of shares.

Our directors and officers and directors, officers and employees of Wells Core Advisor or its affiliates may purchase shares in our primary offering at a discount. The purchase price for such shares shall be $22.63 per share reflecting the fact that selling commissions in the amount of $1.75 per share and dealer manager fees in the amount of $0.625 per share will not be payable in connection with such sales. The net proceeds to us from such sales made net of commissions will be substantially the same as the net proceeds we receive from other sales of shares. Wells Real Estate Funds and its affiliates are expected to hold their shares purchased as stockholders for investment and not with a view towards distribution.

Pennsylvania Escrow Break

On October 5, 2011, we broke escrow for Pennsylvania investors when sales under this offering exceeded the minimum offering amount of $166.7 million, net of affiliated investments and distributions reinvested. In connection with the submission of a written request to the escrow agent, UMB Bank, N.A., all subscription payments by Pennsylvania investors have been released to us by the escrow agent.

Experts

The consolidated financial statements, and the related financial statement schedule, incorporated in this Post-Effective Amendment No. 8 to Registration Statement No. 333-163411 on Form S-11 by reference from the Wells Core Office Income REIT, Inc. and subsidiaries Annual Report on Form 10-K, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements and the financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The Statements of Revenues Over Certain Operating Expenses of the 333 East Lake Street Building and the Westway One Building for the year ended December 31, 2009, the Duke Bridges I & II

Buildings, the 7601 Technology Way Building, and the Westway II Building for the year ended December 31, 2010, and the Franklin Center Building for the year ended December 31, 2011 incorporated by reference in this Post-Effective Amendment No. 8 to the Registration Statement No. 333-163411 from Wells Core Office Income REIT Inc.’s Current Reports on Form 8-K/A filed with the SEC on December 16, 2010, on March 3, 2011, on June 20, 2011, on August 11, 2011, on November 4, 2011, and on March 5, 2012 have been audited by Frazier & Deeter, LLC, independent auditors, as set forth in their reports thereon, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Incorporation of Certain Information by Reference

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. You can access documents that are incorporated by reference into this prospectus at our website at http://www.WellsCoreREIT.com (URL for documents: http://www.wellscorereit.com/investor_relations/filings.html). There is additional information about us and our advisor and its affiliates at the website, but unless specifically incorporated by reference herein as described in the paragraphs below, the contents of that site are not incorporated by reference in or otherwise a part of this prospectus.

The following documents filed with the SEC are incorporated by reference in this prospectus (Commission File No. 333-163411), except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the SEC on March 14, 2012;

•	Current Report on Form 8-K filed with the SEC on March 22, 2012;

•	Current Report on Form 8-K/A filed with the SEC on March 5, 2012;

•	Current Report on Form 8-K filed with the SEC on February 29, 2012;

•	Current Report on Form 8-K filed with the SEC on February 9, 2012;

•	Current Report on Form 8-K/A filed with the SEC on November 4, 2011;

•	Current Report on Form 8-K/A filed with the SEC on August 11, 2011;

•	Current Report on Form 8-K/A filed with the SEC on June 20, 2011;

•	Current Report on Form 8-K/A filed with the SEC on March 3, 2011;

•	Current Report on Form 8-K/A filed with the SEC on December 16, 2010;

•	Registration Statement on Form 8-A12G (Reg. No. 000-54248) filed January 19, 2011; and

•	Definitive Proxy Statement in respect of our 2011 meeting of stockholders filed with the SEC on May 25, 2011.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, upon request, a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write us at:

Wells Investment Securities, Inc.

6200 The Corners Parkway

Norcross, Georgia 30092-3365

Attn: Client Services

Telephone: (800) 557-4830 or (770) 243-8282

Fax: (770) 243-8198

E-mail: client.services@wellsref.com

www.wellsref.com

The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

Appendix A—Prior Performance Tables

The following Prior Performance Tables (“Tables”) provide information relating to public real estate investment programs sponsored by our advisor and its affiliates (“Wells Public Programs”) which have investment objectives similar to us. Except for Piedmont Office Realty Trust, Inc. (“Piedmont REIT,” formerly known as Wells Real Estate Investment Trust, Inc.), Wells Real Estate Investment Trust II, Inc. (“Wells REIT II”), Wells Timberland REIT, Inc. (“Wells Timberland”) and Wells Mid-Horizon Value Added Fund I, LLC (“Wells VAF”), all of the Wells Public Programs have used equity capital, and no acquisition indebtedness, to acquire their properties.

The Wells Public Programs that we determined have investment objectives similar to ours were those programs that stated the following investment objectives: (i) the provision of current income to the stockholders through the payment of cash distributions, (ii) the preservation and return of capital contributions to such stockholders and (iii) the realization of growth in the value of the properties acquired upon the ultimate sale of such properties. We consider that programs with these stated objectives had investment objectives similar to ours, although we will make investments in different types of properties from those which some of the Wells Public Programs acquired.

Prospective investors should read these Tables carefully, together with the summary information concerning the Wells Public Programs as set forth in the “Prior Performance Summary” section of this prospectus.

Investors in Wells Core Office Income REIT will not own any interest in the other Wells Public Programs and should not assume that they will experience returns, if any, comparable to those experienced by investors in other Wells Public Programs.

Our advisor, Wells Core Office Income REIT Advisory Services, LLC (formerly known as Wells Real Estate Advisory Services III, LLC), will rely substantially on the personnel of Wells Capital for many of the advisory services related to the acquisition, operation, maintenance and resale of the real estate properties to be acquired by Wells Core Office Income REIT. The financial results of other Wells Public Programs thus may provide some indication of Wells Capital’s performance of its obligations during the prior periods covered.

The following tables are included herein:

Table I—Experience in Raising and Investing Funds

Table II—Compensation to Sponsor

Table III—Annual Operating Results of Wells Public Programs

Table IV—Results of Completed Programs

Table V—Sales or Disposals of Properties

Additional information relating to the acquisition of properties by the Wells Public Programs is contained in Table VI, which is included in Part II of the registration statement that Wells Core Office Income REIT has filed with the SEC. Copies of any or all information will be provided to prospective investors at no charge upon request.

“Acquisition Fees,” as used in the Tables, shall mean fees and commissions paid by a Wells Public Program in connection with its purchase or development of a property, except development fees paid to a person not affiliated with the Wells Public Program or with a general partner or advisor of the Wells Public Program in connection with the actual development of a project after acquisition of the land by the Wells Public Program.

TABLE I

EXPERIENCE IN RAISING AND INVESTING FUNDS

(UNAUDITED)

This Table provides a summary of the experience of the sponsor of Wells Public Programs for which offerings have been completed since December 31, 2008 and which have investment objectives similar to ours. The investment objectives of each of these Wells Public Programs have included some or all of the following: (1) the provision of current income to the stockholders through the payment of cash distributions, (2) the preservation and return of capital contributions to such stockholders and (3) the realization of growth in the value of the properties acquired upon the ultimate sale of such properties. Information is provided with regard to the manner in which the proceeds of the offerings have been applied. Also set forth is information pertaining to the timing and length of these offerings and the time period over which the proceeds have been invested in the properties. All figures are as of December 31, 2011.

	Wells Real Estate Investment Trust II, Inc.		Wells Timberland REIT, Inc. (5)
Dollar Amount Offered	$16,154,250,000	(4)	$3,045,500,000	(5)
Dollar Amount Raised	$5,964,252,800	(4)	$294,595,425	(5)
Percentage Amount Raised	100.0	%(4)	100.0	%(5)
Less Offering Expenses
Selling Commissions and Discounts(1)	7.5%		8.8%
Organizational Expenses	1.3%		1.2%
Reserves(2)	0.0%		0.0%

Percent Available for Investment	91.2%		90.0%
Acquisition and Development Costs Prepaid Items and Fees related to Purchase of Property
Cash Down Payment	85.6%		90.0%
Acquisition Fees(3)	2.0%		0.0%
Development and Construction Costs	3.6%		0.0%
Reserve for Payment of Indebtedness	0.0%		0.0%

Total Acquisition and Development Cost	91.2%		90.0%
Percent Leveraged	25.4%		29.6%
Date Offering Began	12/1/2003	(4)	8/11/2006	(5)
Length of Offering	—	(4)	—	(5)
Months to Invest 90% of Amount Available for Investment (Measured from Beginning of Offering)	—	(4)	—	(6)
Approximate Number of Investors as of 12/31/11	131,114		10,487

(1)	Includes selling commissions, discounts and dealer-manager fees, including those reallowed to participating broker/dealers.
(2)	Does not include general partner contributions held as part of reserves.
(3)	Includes acquisition fees, real estate commissions, general contractor fees and/or architectural fees paid to advisor or affiliates of the general partners.
(4)

These amounts include Wells Real Estate Investment Trust II, Inc.’s first, second, and third offerings. Wells Real Estate Investment Trust II, Inc. began its first offering on December 1, 2003 and closed its first offering on November 26, 2005. The total dollar amount registered and available to be offered in the first offering was $7.77 billion including $1.77 billion offered pursuant to the dividend reinvestment plan. The total dollar amount raised in the first offering was $1.97 billion. It took Wells Real Estate Investment Trust II, Inc. 21 months to invest 90% of the amount available for investment in its first offering. Wells Real Estate Investment Trust II, Inc. began its second offering on November 10, 2005 and closed its second offering on November 10, 2008. The total dollar amount registered and available to be offered in the second offering, including $1.67 billion offered (which amount includes $1.67 billion in shares carried over from the first offering) pursuant to the dividend reinvestment plan, was $4.67 billion. The total dollar amount raised in the second offering was $2.58 billion. It took Wells Real Estate Investment Trust II, Inc. 25 months to invest

90% of the amount available for investment in its second offering. Wells Real Estate Investment Trust II, Inc. began its third offering on November 11, 2008 and closed its primary offering on June 30, 2010 but is currently still offering shares under the dividend reinvestment plan as of December 31, 2011. The total dollar amount registered and available to be offered in the third offering is $3.72 billion. The total dollar amount raised in the third offering was $1.42 billion as of December 31, 2011.

(5)	These amounts include Wells Timberland REIT, Inc.’s first and second offerings. Wells Timberland REIT, Inc. began its first offering on August 11, 2006 and closed its first offering on August 11, 2009. The total dollar amount registered and available to be offered in the first offering, including $95.5 million offered pursuant to the distribution reinvestment plan, was $845.5 million. The total dollar amount raised in the first offering was $174.9 million. It took Wells Timberland REIT, Inc. 14 months to invest 90% of the amount available for investment in the first offering. Wells Timberland REIT, Inc. began its second offering on August 6, 2009 and closed its second offering on December 31, 2011. The total dollar amount registered and available to be offered in the second offering, including $200 million offered pursuant to the distribution reinvestment plan, was $2.2 billion. The total dollar amount raised in the second offering was $119.7 million as of December 31, 2011.
(6)	It took Wells Timberland REIT, Inc. 14 months to invest 90% of the amount available for investment in the first offering. The number of months was calculated as of the beginning of the offering (August 11, 2006) to the acquisition of the Mahrt Timberland on October 9, 2007. Wells Timberland REIT, Inc. raised its minimum offering of $2.0 million and thus commenced operations on July 11, 2007, from which it only took 3 months to invest 90% of the amount available for investment.

TABLE II

COMPENSATION TO SPONSOR

(UNAUDITED)

The following sets forth the compensation received by our sponsor and its affiliates, including compensation paid out of offering proceeds and compensation paid in connection with the ongoing operations of Wells Public Programs having similar or identical investment objectives the offerings of which have been completed since December 31, 2008. All figures are as of December 31, 2011.

	Wells Real Estate Investment Trust II, Inc.	Wells Timberland REIT, Inc.		Other Programs 2009-2011(5)
Date Offering Commenced	12/1/2003	8/11/2006		N/A
Dollar Amount Raised	$5,964,253,000	$294,595,425		N/A
Amount paid to Sponsor from Proceeds of Offering:
Selling Commissions(1)	$58,162,000	$26,068,563		N/A
Real Estate Commissions	—	—		N/A
Acquisition and Advisory Fees(2)	$117,630,000	—		N/A
Dollar Amount of Cash Generated from Operations Before Deducting Payments to Sponsor	$1,757,535,389	$4,124,472		N/A
Amount Paid to Sponsor from Operations:
Property Management Fee and Leasing Commissions(6)	$2,104,544	—		$837,462
Asset Management Fee	$182,824,000	$—		—
Reimbursements	$68,689,000	$—		$2,157,260
Advisor Fees and Expense Reimbursements	—	$173,690	(3)	—
Related-Party Interest Expense and Debt Financing Fee	—	—		—
General Partner Distributions	—	—		—
Other Amount Paid to Sponsor	—	—		$—
Dollar Amount of Property Sales Payments to Sponsors:
Cash	—	—		—
Notes	—	—		—
Amount Paid to Sponsor from Property Sales and Refinancing:
Real Estate Commissions	—	$235,839	(4)	—
Incentive Fees	—	—		—
Other – Disposition Fee	—	—		—

(1)	Includes net selling commissions paid to Wells Investment Securities, Inc. in connection with the offering that were not reallowed to participating broker/dealers.
(2)	Fees paid to the general partners/manager or their affiliates for acquisition and advisory services in connection with the review and evaluation of potential real property acquisitions.
(3)	Represent amounts paid to sponsor as of December 31, 2011. Wells Timberland REIT, Inc.’s debt facility contains restrictive covenants that prohibit it from paying monthly asset management fees, administrative expense reimbursements and a substantial portion of organization and offering costs reimbursements to its sponsor until certain financial measures are attained. In January 2012, Wells Timberland REIT, Inc. entered into agreements with its sponsor to fully discharge approximately $27.3 million due to its sponsor, effective immediately.
(4)	Fees paid to sponsor in connection with the sale of property equal to (i) for each property sold at a contract price up to $20.0 million, up to 2% of the sales price, and (ii) for each property sold at a contract price in excess of $20.0 million, up to 1.0% of the sales price.
(5)	For the years ended December 31, 2009, 2010, and 2011. Represents aggregate payments to the sponsor for 10 programs in 2009, 7 programs in 2010, and 7 programs in 2011. Historical information for partial years is included for programs which liquidated during the years presented.

(6)	Where applicable, Property Management Fees are based on each limited partnership’s pro rata ownership percentage in each office building.

TABLE III

OPERATING RESULTS OF PRIOR PROGRAMS

(UNAUDITED)

The following tables set forth operating results of Wells Public Programs, offerings of which have been completed since December 31, 2006. The information relates only to public programs with investment objectives similar to ours. All figures are as of December 31 of the year indicated.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

(UNAUDITED)

(in thousands, except per-shares amounts)

	2011	2010	2009	2008	2007
Gross Revenues	$655,556	$593,996	$587,983	$538,574	$422,716
Operating income (loss) from Discontinued Operations	(10,668)	(2,469)	(1,205)	(164)	(1,160)
Profit (loss) on Sale of Properties	13,522	(161)	—	—	—
Less: Operating Expenses	364,237	354,753	337,911	354,343	266,708
Depreciation & Amortization	237,531	213,347	208,273	206,745	159,516

Net Income (Loss) GAAP Basis	$56,642	$23,266	$40,594	$(22,678)	$(4,668)

Taxable Income	$107,582	$145,781	$135,398	$125,881	$113,388

Cash Generated (Used By):
Operations	279,158	270,106	248,527	258,854	197,160
Sales	—	15,219	—	—	—
Financing	375,222	(74,742)	(335,483)	310,633	146,766

	654,380	210,583	(86,956)	569,487	343,926
Less Cash Distributions to Investors:
Operating Cash Flow	270,720	313,815	279,325	242,367	194,837
Return of Capital	—	—	—	—	—

Cash Surplus (Deficiency) after Cash Distributions	383,660	(103,232)	(366,281)	327,120	149,089
Special Items (not including sales and financing):
Issuance of common stock	130,289	483,559	657,563	821,609	964,878
Issuance of bonds payable	248,237	—	—	—	—
Redemptions of common stock	(82,892)	(72,757)	(82,905)	(115,598)	(59,505)
Deferred financing costs paid and other	(12,526)	(7,588)	(5,038)	(4,703)	(1,875)

	666,768	299,982	203,339	1,028,428	1,052,587
Use of Funds:
Sales Commissions and Offering Expenses	—	35,086	57,557	74,641	87,614
Return of Original Limited Partner’s Investment	—	—	—	—	—
Property Acquisition and Deferred Project Costs	666,090	327,927	129,678	915,315	963,561

Cash Surplus (Deficiency) after Cash Distributions and Special Items	$678	$(63,031)	$16,104	$38,472	$1,412

Tax and Distribution Data per $1,000 Invested:
Federal Income Tax Results:
Ordinary Income (loss):
— Operations	$8	$12	$14	$16	$20
— Recapture	—	—	—	—	—
Return of capital	12	15	15	15	14
Capital Gain (Loss)	—	—	—	—
Deferred Gain:
— Capital	—	—	—	—	—
— Ordinary	—	—	—	—	—
Cash Distributions to Investors:
Source (on GAAP Basis):
— Investment Income	50	60	60	60	60
— Net Sale Proceeds to Cash Preferred Units	—	—	—	—	—
— Return of Capital	—	—	—	—	—
Source (on Cash Basis):
— Sales	—	—	—	—	—
— Refinancing	—	—	—	—	—
— Operations	20	27	28	31	35
— Return of Capital	30	33	32	29	25
— Other	—	—	—	—	—
Amount (in Percentage Terms) Remaining Invested in Program Properties at the end of the Last Year Reported in the Table	100%	—	—	—	—

WELLS MID-HORIZON VALUE-ADDED FUND I, LLC

(UNAUDITED)

(in dollars)

	2011	2010	2009	2008	2007
Gross Revenues	$6,693,387	$5,571,852	$4,491,051	$4,371,194	$2,500,568
Operating Income (Loss) from Discontinued Operations	—	628,397	757,861	(616,158)	(987,976)
Profit on Sale of Property	—	6,740,486	—	—	—
Less: Operating Expenses	6,921,261	6,560,783	4,328,838	2,755,025	1,350,804
Depreciation & Amortization	2,917,993	2,960,220	3,792,157	3,406,827	2,493,281

Net Income (Loss) GAAP Basis	$(3,145,867)	$3,419,732	$(2,872,083)	$(2,406,816)	$(2,331,493)

Taxable Income (Loss)	$(2,790,917)	$237,688	$(545,548)	$372,673	$(93,154)

Cash Generated (Used By):
Operations	2,006,344	(5,713,142)	1,919,798	3,041,130	2,548,615
Sales	—	16,143,865	—	—	—
Financing	237,786	(4,467,934)	2,067,934	7,900,000	7,100,000

	2,244,130	5,962,789	3,987,732	10,941,130	9,648,615
Less Cash Distributions to Members:
Operating Cash Flow	—	—	—	999,807	1,923,957
Return of Capital	—	—	—	—	—

Cash Surplus (Deficiency) after Cash Distributions	2,244,130	5,962,789	3,987,732	9,941,323	7,724,658
Special Items (not including sales and financing):
Issuance of member shares	—	—	—	10,711,352	17,568,539
Sponsoring member contribution	—	—	—	—	—
Deferred financing costs paid and other	(150,320)	(1,406,684)	(201,722)	(114,710)	(3,271)

	2,093,810	4,556,105	3,786,010	20,537,965	25,289,926
Use of Funds:
Sales Commissions and Offering Expenses	—	—	—	588,430	996,745
Return of Sponsoring Member’s Investment	—	—	—	—	—
Property Acquisitions and Deferred Project Costs	1,283,956	5,245,960	2,046,953	21,051,729	25,506,693

Cash Surplus (Deficiency) after Cash Distributions and Special Items	$809,854	$(689,855)	$1,739,057	$(1,102,194)	$(1,213,512)

Net Income (Loss) and Distributions Date per $1,000 Invested:
Net Income (Loss) on GAAP Basis
Ordinary Income (Loss):
— Sponsoring Member	—	—	—	—	—
— Investor Members	(61)	66	(55)	(52)	(69)
— Recapture	—	—	—	—	—
Capital Gain (Loss):	—	—	—	—	—
Tax and Distribution Data per $1,000 Invested:
Federal Income Tax Results:
Ordinary Income (loss):
— Operations	(54)	(92)	(11)	8	(3)
— Recapture	—	—	—	—	—
Capital Gain (Loss)	—	96	—	—	—
Deferred Gain:
— Capital	—	—	—	—	—
— Ordinary	—	—	—	—	—
Cash Distributions to Members:
Source (on GAAP Basis):
— Investment Income	—	—	—	21	57
— Return of Capital	—	—	—	—	—
Source (on Cash Basis):
— Sales	—	—	—	—	—
— Refinancing	—	—	—	—	—
— Operations	—	—	—	21	57
— Return of Capital	—	—	—	—	—
— Other	—	—	—	—	—
Amount (in Percentage Terms) Remaining Invested in Program Properties at the end of the Last Year Reported in the Table	100%	—	—	—	—

WELLS TIMBERLAND REIT, INC.

(UNAUDITED)

(in thousands, except per-shares amounts)

	2011	2010	2009	2008	2007
Gross Revenues	$38,280	$45,320	$47,259	$58,328	$13,382
Profit on Sale of Properties	407	710	1,597	1,667	—
Less: Operating Expenses	38,873	47,502	51,360	91,759	26,611
Depletion	11,759	14,338	17,444	21,513	4,117

Net Loss GAAP Basis	$(11,945)	$(15,810)	$(19,948)	$(53,277)	$(17,346)

Taxable Income (Loss)	$(17,968)	$(21,970)	$(28,261)	$(48,856)	$(11,174)

Cash Generated (Used By):
Operations	4,572	5,155	5,030	(6,594)	(3,434)
Sales	—	—	—	—	—
Financing	(46,815)	(48,001)	(57,491)	(87,265)	362,483

	(42,243)	(42,846)	(52,461)	(93,859)	359,049
Less Cash Distributions to Members:
Operating Cash Flow	—	—	—	—	—
Return of Capital	—	—	—	—	—

Cash Surplus (Deficiency) after Cash Distributions	(42,243)	(42,846)	(52,461)	(93,859)	359,049
Special Items (not including sales and financing):
Issuance of common stock	54,511	54,463	60,409	90,913	42,804
Issuance of preferred stock	—	—	800	10,700	32,128
Redemptions of common stock	(893)	(860)	(257)	(300)	1,000
Redemptions of preferred stock	(5,880)	—	—	—	—
Dividends paid on preferred stock redeemed	(1,640)	—	—	—	—
Deferred financing costs paid and other	(274)	(2,208)	(304)	—	(9,923)

	3,581	8,549	8,187	7,454	425,058
Use of Funds:
Sales Commissions and Offering Expenses	4,986	4,459	5,023	7,808	3,679
Return of Investor’s Investment	—	—	—	—	—
Investment in lender required escrow accounts and annuities	(1,091)	—	624	(2,493)	16,234
Proceeds from sale of subsidiaries	—	(103)	—	(2,013)	—
Property Acquisitions and Deferred Project Costs	1,627	1,041	1,023	1,506	402,873
Contributions to joint ventures	—	—	—	—	—

Cash Surplus (Deficiency) after Cash Distributions and Special Items	$(1,941)	$3,152	$1,517	$2,646	$2,272

Tax and Distribution Data Per $1,000 Invested
Federal Income Tax Results:
Ordinary Income (Loss):
— Operations	—	—	—	—	—
— Recapture	—	—	—	—	—
Return of capital	—	—	—	—	—
Capital Gain (Loss)	—	—	—	—	—
Deferred Gain:
— Capital	—	—	—	—	—
— Ordinary	—	—	—	—	—
Cash Distributions to Investors:
Source (on GAAP Basis):
— Investment Income	—	—	—	—	—
— Return of capital	—	—	—	—	—
Source (on Cash Basis):
— Sales	—	—	—	—	—
— Refinancing	—	—	—	—	—
— Operations	—	—	—	—	—
— Return of capital	—	—	—	—	—
— Other	—	—	—	—	—
Amount (in Percentage Terms) Remaining Invested in Program Properties at the end of the Last Year Reported in the Table	100%	—	—	—	—

TABLE IV

RESULTS OF COMPLETED PROGRAMS

(UNAUDITED)

The following table sets forth results of the Wells Public Programs that have completed operations in the most recent five years. The information relates only to public programs with investment objectives similar to ours.

	Wells Real Estate Fund I	Wells Real Estate Fund II	Wells Real Estate Fund II-OW	Wells Real Estate Fund III, L. P.	Wells Real Estate Fund IV, L.P.	Wells Real Estate Fund V, L.P.	Wells Real Estate Fund VI, L.P.	Wells Real Estate Fund VII, L.P.	Wells Real Estate Fund X, L.P.
Dollar Amount Raised	$35,321,000	$34,948,250	$1,922,000	$22,180,505	$13,614,652	$17,006,020	$25,000,000	$24,180,174	$27,128,912
Number of Properties Purchased	6	6	6	6	5	6	9	9	7
Date of Closing of Offering	9/5/1986	9/7/1988	9/7/1988	10/23/1990	2/29/1992	3/3/1993	4/4/1994	1/5/1995	12/30/1997
Date of First Sale of Property	8/31/2000	10/1/2001	10/1/2001	9/30/2002	9/29/2003	8/12/2003	10/11/2001	10/11/2001	9/11/2003
Date of Final Sale of Property	1/25/2007	4/30/2009	4/30/2009	4/30/2009	5/15/2006	5/15/2006	1/31/2007	1/31/2007	8/25/2011
Tax and Distribution Data per $1,000 Invested:
Federal Income Tax Results(1):
Ordinary Income (Loss):
— Class A Units	$670	$677	$676	$712	$547	$528	$704	$688	$559
— Class B Units	(978)	(733)	(765)	(340)	(462)	(585)	(241)	277	(45)
— Total Recapture	20	74	61	399	2,020	632	867	990	232
Capital Gain (Loss):
— Class A Units	(35)	(213)	(214)	(8)	138	95	185	203	(19)
— Class B Units	57	88	92	357	2,244	1,106	1,383	1,243	438
Deferred Gain:
— Capital	—	—	—	—	—	—	—	—	—
— Ordinary	—	—	—	—	—	—	—	—	—
Cash Distributions to Investors:
Source (on GAAP Basis):
— Investment Income to Class A Units	878	882	838	815	666	655	808	848	698
— Investment Income to Class B Units	—	47	8	134	—	—	—	—	—
— Net Sale Proceeds to Class A Units	729	199	212	699	864	850	1,149	1,179	753
— Net Sale Proceeds to Class B Units	21	1,013	1,007	600	825	545	326	583	569
Source (on Cash Basis):
— Net Sale Proceeds to Class A Units	729	199	212	699	864	850	1,149	1,179	753
— Net Sale Proceeds to Class B Units	21	1,013	1,007	600	825	545	326	583	569
— Refinancing	—	—	—	—	—	—	—	—	—
— Operations to Class A Units	878	882	838	815	666	655	808	848	698
— Operations to Class B Units	—	47	8	134	—	—	—	—	—
— Other	—	—	—	—	—	—	—	—	—

(1)

The figures in the “Federal Income Tax Results” section are based on available federal tax return history and the number of units outstanding at the end of each calendar year. The estimates are calculated on a cumulative basis over the life of each fund and may differ from returns that actual investors in each fund achieved.

TABLE V

SALES OR DISPOSALS OF PROPERTIES

(UNAUDITED)

The following table sets forth sales or other disposals of properties by the Wells Public Programs(1) within the most recent three years. The information relates to only public programs with investment objectives similar to ours. All figures are as of December 31, 2011.

				Selling Price, Net of Closing Costs and GAAP Adjustments						Cost of Properties Including Closing and Soft Costs
Property	Ownership	Date Acquired	Date of Sale	Cash Received Net of Closing Costs	Mortgage Balance at Time of Sale	Purchase Money Mortgage Taken Back by Program	Adjustments Resulting from Application of GAAP	Total		Original Mortgage Financing	Total Acquisition, Capital Improvement, Closing and Soft Costs	Total	Excess (Deficiency) of Property Operating Cash Receipts Over Cash Expenditures
Louis Rose Building, Charlotte, NC	Wells Real Estate Fund II / II-OW	5/9/1988	4/20/2009	1,975,436	—	—	—	1,975,436	(2)	—	9,307,009	9,307,009	—
2100 Space Park Drive, Houston, TX	Wells Real Estate Fund II / II-OW / III	4/3/1989	4/30/2009	7,717,991	—	—	—	7,717,911	(3)	—	14,380,121	14,380,121	—
Park Lane Building, Pittsburgh, PA	Wells VAF I	1/5/2007	9/22/2010	16,143,865	—	—	—	16,143,865	(4)	—	11,096,256	11,096,256	—
New Manchester One, Douglasville, GA	Wells REIT II	3/19/2004	9/15/2010	15,218,556	—	—	—	15,218,556	(5)	—	19,062,755	19,062,755	—
Avaya Building, Oklahoma City, OK	Piedmont REIT / Wells Real Estate Fund IX / X / XI	6/24/1998	10/15/2010	5,107,662	—	—	—	5,107,662	(6)	—	6,248,095	6,248,095	—
360 Interlocken Building, Broomfield, CO	Piedmont REIT / Wells Real Estate Fund IX / X / XI	3/20/1998	6/2/2011	8,685,166	—	—	—	8,685,166	(7)	—	12,096,576	12,096,576	—
150 Apollo Drive, Chelmsford, MA	Wells Real Estate Fund XIV	1/31/2006	7/21/2011	9,566,058	—	—	—	9,566,058	(8)	—	11,652,625	11,652,625	—
47300 Kato Road Building, Fremont, CA	Piedmont REIT / Wells Real Estate Fund X / XI	7/21/1998	8/25/2011	3,503,755	—	—	—	3,503,755	(9)	—	9,363,694	9,363,694	—
Manhattan Towers Building, Manhattan Beach, CA	Wells REIT II	4/2/2004	9/6/2011	—	—	—	—	—	(10)	—	72,899,906	72,899,906	—

(1)	Sales or other disposals are not applicable for Wells Timberland REIT, Inc. Various small tracts of HBU sold; however, no large dispositions.
(2)	Includes taxable loss from this sale in the amount of $574,982 of which $574,982 is allocated to ordinary loss.
(3)	Includes taxable gain from this sale in the amount of $87,481 of which $87,481 is allocated to capital gain.
(4)	Includes taxable gain from this sale in the amount of $4,991,143 of which $4,113,719 is allocated to capital gain and $877,424 is allocated to unrecaptured Section 1250 Gain.
(5)	Includes taxable loss from this sale in the amount of $711,081.
(6)	Includes taxable gain from this sale in the amount of $498,038 of which $498,038 is allocated to unrecaptured Section 1250 Gain.
(7)	Includes taxable loss from this sale in the amount of $259,945 of which $259,945 is allocated to ordinary loss.
(8)	Includes taxable loss from this sale in the amount of $3,344,830 of which $3,344,830 is allocated to ordinary loss.
(9)	Includes taxable loss from this sale in the amount of $3,563,223 of which $3,563,233 is allocated to ordinary loss.
(10)	Wells Real Estate Investment Trust II transferred the Manhattan Towers property to an affiliate of its mortgagee through a deed in lieu of foreclosure transaction.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Core Office Income REIT, Inc. consists of this sticker, the prospectus dated August 10, 2011 and supplement no. 13 dated April 13, 2012.

Supplement No. 13 includes:

•

operating information, including the status of the offering, portfolio data, selected financial data, distribution information, dilution information, information about our share redemption program, and compensation to our advisor, our dealer manager and their affiliates;

•	an update to the cover page risk factors;
•	an update to the risk factors in the Prospectus Summary section of our prospectus;
•	an update to the risks related to an investment in our shares;
•	an update to the risks related to this offering and our corporate structure;
•	an update to our federal income tax risks;
•	an update to our retirement plan risks;
•	an update to the directors and executive officers of our advisor;
•	an update regarding our dealer manager;
•	an update to our affiliated companies;
•	limitations on the consideration to be paid in a possible internalization transaction;
•	updates to the “Prior Performance Summary” section of our prospectus;
•	the amendment of our share redemption program;
•	an update to the compensation paid to our dealer manager on shares sold to mutual funds;
•	the breaking of escrow in Pennsylvania;
•	experts information;
•	information incorporated by reference; and
•	updated prior performance tables for the year ended December 31, 2011.